

Mail Stop 4561

April 23, 2008

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
825 Van Ness Ave.
Suite 406-407, 4th Floor
San Francisco, CA 94109

> **Re: Media Sentiment, Inc.**
> **Amendment No. 4 on Form S-1**
> **Filed April 8, 2008**
> **File No. 333-144101**

Dear Mr. Munz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated March 11, 2008 and note your position that Debut Broadcasting was the successor registrant. The result of these transactions is that a new public company with nominal operations and revenues has been created and is being distributed through the shareholder base of the original public company. Accordingly, it appears that the April 20 shareholders are acting as underwriters in the primary distribution of the shares of the new public entity. Please revise the plan of distribution accordingly. Please disclose the fixed price of the offering.

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
April 23, 2008
Page 2

2. We note the revised disclosure on page 4 in response to comment 2 of the debenture from which shareholders will receive proceeds. Please revise to elaborate on this debenture and the proceeds that were received. Was it a fee for the attempted sale of your parent's reporting obligation? What did it convert into? Also, we partially reissue comment 2 and request that you disclose if and when the stock dividend was declared.

Purchasing Shareholders, page 16

3. We reissue comment 4. We continue to note the disclosure on page 16 that DBI is offering "up to 3,640,650 shares."

Directors, Executive Officers, Promoters and Control Persons, page 25

4. We note your response to comment 5 and revised disclosure on page 26. Please provide the disclosure required by Item 402 of Regulation S-K for the appropriate executive officers. Item 402 requires disclosure of compensation paid to applicable executive officer for services "in all capacities."

5. We reissue comment 7. You currently do not provide the biographical disclosure required by Item 401 of Regulation S-K for the significant employees listed in this section. Please revise to provide such disclosure.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468, or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Scott Doney
        Fax No. 702-944-7100